McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-1900

April 12, 2007

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:   McDonald’s Corporation
          Form 10-K for the Year Ended December 31, 2006
  File No. 1-05231

Dear Ms. Cvrkel:

In reply to your letter dated March 21, 2007, we have the following responses to your comments. We appreciate the staff’s willingness to discuss the comments with us and to provide us with the staff’s perspective on these matters.

Annual Report on Form 10-K for the year ended December 31, 2006

Consolidated Statement of Cash Flows, page 32

1. Comment
In future filings, please revise to include the effect of exchange rate changes as a separate part of the reconciliation of the change in cash and cash equivalents. Refer to SFAS 95, paragraph 25.

Response
As requested by the staff, we will revise future filings, starting with our Form 10-Q for the quarter ended March 31, 2007, to include the effect of exchange rate changes as a separate part of the reconciliation of the change in cash and cash equivalents.

Notes to Consolidated Financial Statements, page 34
Discontinued Operations, page 38

2. Comment
We note the disclosure indicating that the company completely separated from Chipotle through a non-cash tax-free exchange of its 16.5 million shares of Chipotle class B common stock in exchange for 18.6 million shares of its common stock and recognized a tax-free gain of $479.6 million. Please tell us and revise future filings to explain in further detail how you calculated or determined the amount of the gain recognized in connection with this transaction. As part of your response, please tell us the carrying value of your investment in Chipotle at the time this

Mr. Matthew H. Paull
McDonald's Corporation
April 12, 2007
Page 2

transaction occurred and tell us how you valued the 18.6 million shares of common stock received in connection with this transaction. We may have further comment upon receipt of your response.

Response
In calculating the gain on the Chipotle transaction, we considered the guidance included in EITF 01-2, Interpretations of APB 29, Accounting for Non-Monetary Transactions, which indicates that non-pro rata split-off transactions should be accounted for at fair value. The 18.6 million shares of McDonald’s common stock exchanged for Chipotle class B common stock were valued at $39.91845 per share, or $743.6 million in total. This final per-share value was calculated by reference to the average of the “daily volume-weighted average price” of McDonald’s common stock on the New York Stock Exchange on the last two trading days of the exchange offer period (October 4 and 5, 2006). This was the basis on which the exchange was effected as described in Chipotle’s registration statement on Form S-4 (File No. 333-137177) and McDonald’s Schedule TO (File No. 005-12299) relating to the exchange offer. McDonald’s carrying value of Chipotle was $250.1 million. The tax-free gain of $479.6 million also reflected approximately $14 million of fees and other costs incurred in conjunction with the exchange.

We will revise future filings to include the detail of how the gain was calculated.

3.	Comment
Also, please revise the notes to your financial statements in future filings to include all of the disclosures required by paragraph 47 of SFAS No.144, as applicable, with respect to the Chipotle business that has been disposed of.

Response
We believe that we have complied with paragraph 47 of SFAS No.144 with respect to the disposal of the Chipotle business and, accordingly, we respectfully submit that no further disclosure is required. In particular, we note the following with respect to the disclosure about the disposal that appears in the 2006 Form 10-K:

Paragraph 47(a) - We disclosed the manner and timing of the disposal in the Discontinued Operations footnote to the Consolidated financial statements and disclosed the total assets and liabilities relating to discontinued operations on the face of the Consolidated balance sheet. (Note that separate disclosure of the major classes of assets and liabilities was not considered material, since total assets and liabilities were not material.) We also included a discussion of the facts and circumstances leading to the disposal in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), which we did not believe was sufficiently material to be reiterated in the footnotes to the Consolidated financial statements, particularly since the planned disposal by McDonald’s of the Chipotle business had been previously disclosed by McDonald’s as part of its SEC filings.

Mr. Matthew H. Paull
McDonald's Corporation
April 12, 2007
Page 3

Paragraph 47(b) - We disclosed the gain and related financial statement caption in the Discontinued Operations footnote to the Consolidated financial statements.

Paragraph 47(c) - Chipotle represented no more than 3% of consolidated revenues and 1% of consolidated pretax income for all periods presented. We did not consider this significant enough to require separate disclosure.

Paragraph 47(d) - We believe we provided appropriate information responsive to this item in the Segment and Geographic Information footnote to the Consolidated financial statements.

4.	Comment
In addition, please reconcile the cash proceeds received by the company from the sale of Chipotle shares of $329.1 as disclosed on page 38 with the amount reflected in the cash flow statement of 2006 of $281.7 million.

Response
The following is a reconciliation of the cash proceeds received of $329.1 million as a result of the sales of Chipotle shares to the $281.7 million reflected in the caption “Chipotle disposition” in the Consolidated statement of cash flows. The main difference between the two numbers is the cash on Chipotle’s books at the date of the exchange.

Cash proceeds	$329.1
Cash on Chipotle's books*	(36.6)
Fees paid	(10.8)
Chipotle disposition	$281.7

*Cash net of IPO proceeds of approximately $120.9 million.

We do not believe that Chipotle’s cash balance, the IPO proceeds or the fees were significant enough to the post split-off Consolidated statement of cash flows to warrant separate disclosure therein.

Mr. Matthew H. Paull
McDonald's Corporation
April 12, 2007
Page 4

Impairment and Other Charges (Credits), Net, page 38

5.	Comment
We note that in 2005 and 2006 you have transferred ownership interests in restaurants to developmental licensees and recognize related gains and losses. Please tell us and revise future filings to expand your disclosures to include your accounting for such transactions including the nature and amount of the consideration received in these transactions, how you determine the value of the assets transferred, and how you determine the related gain or loss. Please also tell us the accounting literature upon which you relied in determining that recognition of gains and losses is appropriate.

Response
In 2005 and 2006, there were a limited number of markets converted to the developmental licensee structure (two in 2005 and four in 2006). We did not separately disclose the consideration received because we did not consider the amounts to be significant. The impact on the financial results of the Company related to this activity was as follows (in millions):

	2005	2006
Cash proceeds from conversions	$25	$23
Net book value of assets sold in conversions	(2)	(59)
Credits / (Charges)	$23	$(36)

The accounting related to this activity is addressed in the Summary of Significant Accounting Policies footnote to the Consolidated financial statements under the caption “Long-lived assets”. The second paragraph under that caption discusses the accounting policy followed for assets held for disposal under SFAS No. 144. Although these transactions have historically been insignificant to the Company’s consolidated results of operations, late last year we consulted with Mr. Joe Ucuzoglu in the Office of the Chief Accountant (Accounting Group - Interpretations) of the Securities and Exchange Commission with respect to the appropriate accounting treatment for these types of transactions. Our consultation was prompted by the potential significance of future developmental license transactions as indicated under Outlook for 2007 in the MD&A included in the 2006 Form 10-K. While the Office of the Chief Accountant acknowledged the existence of an alternative method (specifically, carryover of existing basis), we were advised that the staff would not object to McDonald’s use of a method that would result in recording a loss equal to the difference between the estimated net cash proceeds and the net book value of the assets sold, including the accumulated translation adjustment currently recorded in equity in accordance with EITF 01-5, Application of FASB Statement No. 52 to an Investment Being Evaluated for Impairment That Will Be Disposed Of, at the point when the “held for sale” criteria under SFAS No. 144 are met. In reaching its conclusion, the Office of the Chief Accountant advised McDonald’s that it was relying on McDonald’s representation that the monthly royalty rate under the developmental licensing arrangement would be within a reasonable range of what one would consider a market rate.

Mr. Matthew H. Paull
McDonald's Corporation
April 12, 2007
Page 5

As part of our consultation with the Office of the Chief Accountant, McDonald’s agreed, as significant transactions arise, to discuss both alternative accounting methods in the Critical Accounting Policies disclosure included as part of the MD&A in the relevant periodic report and to quantify the difference between their application in the circumstances. We also agreed to review our proposed disclosures with the staff prior to finalization.

Franchise Arrangements, page 39

6.	Comment
Since franchise operations are a significant component of your operations, please revise the notes to your financial statements in future filings to disclose the number of franchises sold during the period, the number of franchises purchased during the period, the number of franchised outlets in operation and the number of company owned locations in operation. Refer to the disclosure requirements outlines in paragraph 23 of SFAS No.45.

Response
We have not historically disclosed the number of restaurants purchased from or sold to franchisees because the net effect of these transactions has not had a material impact on the Company’s results as disclosed in the Franchise Arrangements footnote to the Consolidated financial statements. There were 401, 279 and 276 restaurants purchased from franchisees in 2006, 2005 and 2004, respectively, and 447, 373 and 231 restaurants sold to franchisees during those years. Given the total number of Systemwide restaurants, which was 31,667 at December 31, 2006, and our expectation that these transactions will continue to be insignificant to our consolidated results of operations, we do not believe that disclosure of these transactions is material to investors. If the level of this activity becomes material to our consolidated results of operations, we will modify our disclosure practice as appropriate.

We disclosed the number of franchised and Company-operated restaurants in operation in the 2006 Form 10-K under Item 6, Selected Financial Data, and in MD&A. In future filings, we will also provide this data in the footnotes to the Consolidated financial statements.

* * *

Mr. Matthew H. Paull
McDonald's Corporation
April 12, 2007
Page 6

In connection with this response, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address your comments. If you have any questions on this letter or need further assistance, please call Pete Bensen, Corporate Senior Vice President - Controller, at (630) 623-3506 or me at (630) 623-7001.

Sincerely,
/s/ Matthew H. Paull
Matthew H. Paull
Corporate Senior Executive Vice President and Chief Financial Officer

cc:   U.S. Securities and Exchange Commission
      Heather Clark
        McDonald’s Corporation
Jim Skinner, Chief Executive Officer
Pete Bensen, Corporate Senior Vice President - Controller